

Mail Stop 3720

April 9, 2007

Mr. Boyd Hendrickson
Chief Executive Officer
Skilled Healthcare Group, Inc.
27442 Portola Parkway, Suite 200
Foothill Ranch, CA 92610

> **Re:**   **Skilled Healthcare Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 30, 2007**
> **File No. 333-137897**
>
> **Skilled Healthcare Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed March 30, 2007**
> **File No. 333-137898**

Dear Mr. Hendrickson:

    We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Summary Historical and Unaudited Pro Forma Consolidated Financial Data, page 13</u>
<u>Selected Historical Consolidated Financial Data, page 52</u>

> 1.   Please refer to prior comment 8.   As previously requested, please disclose in footnote 2 that you are in compliance with the financial covenants.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

Liquidity and Capital Resources, page 80

2.   We note your added disclosure in response to prior comment 11; however, it is not clear from your added disclosure whether management believes the company will sufficient cash and other financial resources to fund operations and meet its obligations beyond December 31, 2007. Please clarify.

Restricted Stock Issued in Connection with or Following the Transactions, page 65

Please refer to prior comment 22.   After review of your response, we have the following comments.

3.   Please discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

4.   Please see the third paragraph. Discuss in more detail the factors, assumptions, and methodologies used to determine your valuation including the quantification of the valuation.

5.   Please disclose the reason you chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

6.   We note that you "did not assign a per share value to the common and preferred shares granted to non-employee directors" but you disclose the fair values of your common and Class A preferred stocks on page F-35. Please revise or advise. Also, tell us and disclose how you allocated the valuation to your common and Class A preferred stocks to arrive at a per share fair value of $3,960 and $10,450, respectively.

7.   Please revise to clarify how the fair values of your common and Class A preferred stocks were determined. It is unclear to us what is meant by "the relative percentage of our common stock and preferred stock represented by the shares granted to our non-employee directors" as disclosed in the first full paragraph on page 66.

Consolidated Balance Sheet, page F-3

8.   Please refer to prior comment 13. When the pro forma column reflects the conversion of the preferred stock, please provide an explanation of the pro forma column in Note 12.

Note 2. Unaudited Pro Forma Net Loss per Common Share, page F-21

      9.   Please refer to prior comment 18. We understand that the disclosures will be completed in a future amendment prior to the effectiveness of the filing.

Note 12. Stockholder's Equity, page F-33

Please refer to prior comment 21. After our review of your response, we have the following comments.

      10.   We understand that the low range of the preliminary valuation of you in an initial public offering is $519.7 million. Please tell us how you arrived at your valuation of $331.8 million after giving effect to a 15% discount to the low range of $519.7 million.

      11.   We understand you assigned a fair value of $100 for restricted stock issued on March 6, 2006 and April 17, 2006. Also, you assigned a fair value of $3,960 for restricted stock issued on August 30, 2006. Please identify and quantify each factor that contributed to the increase in fair value of $3,860 from the March and April issuances to the August issuances.

      12.   Please see the last sentence after the table on page F-34. Revise to clarify that the contemporaneous valuation was performed by you for the common and Class A preferred stock. Also, disclose how the fair values of these stocks were determined. In addition, disclose that the fair value of the restricted common stock was determined based on a third-party stock transaction in January 2006.

Form S-4

      13.   Please comply with all of our comments to the extent they are applicable to Skilled Healthcare's Form S-4.

*   *   *   *

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Jonn R. Beeson, Esq.
        Latham & Watkins LLP
        Via Facsimile: (714) 755-8290